March 6, 2025

Nicholas O’Leary

Conlon Danberg

Christie Wong

Li Xiao

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Agroz Inc.
Amendment No. 1 to Registration Statement on Form F-1
Submitted February 12, 2025
CIK No. 0002009233

Dear Mr. O’Leary, Mr. Danberg, Ms. Wong, and Ms. Xiao:

Agroz Inc. (the “Company”) respectfully submits this correspondence to the staff (the “Staff,” and such correspondence, this “Response Letter”) of the United States Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated February 19, 2025 relating to the Company’s filing on February 12, 2025 of Amendment No. 1 to the registration statement on Form F-1 (the “Registration Statement”). On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our”) is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 2.

To facilitate your review, we have reproduced below the Commission’s comments in bold italics, followed by our responses.

Amendment No. 1 to Registration Statement on Form F-1

Financial Statements, page F-2

1.       We note your filing includes audited financial statements that are older than 12 months. Since this represents an IPO for your ordinary shares, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4 of Form 20-F.

In response to the Commission’s comment, the Company respectfully refers the Staff to its request for waiver and representation under Item 8.A.4 of Form 20-F, filed as Exhibit 99.5 in Amendment No. 2.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.